Shockwave Motors Inc.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	Common Stock		Addition Paid	Accumulated	Total Shareholders'
	Shares	Amount	in Capital	Deficit	Equity
Balance, December 31, 2017	70,000	$ 700	$ 351,727	$ (43,194)	$ 309,233
Capital contributons			5,457		5,457
Net loss				(5,261)	(5,261)
Balance, December 31, 2018	70,000	700	357,184	(48,455)	309,429
Capital contributons			3,444		3,444
Net loss				(3,496)	(3,496)
Balance, December 31, 2019	70,000	$ 700	$ 360,628	$ (51,951)	$ 309,377